UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41128

Jackson Acquisition Company
(Exact name of registrant as specified in its charter)

2655 Northwinds Parkway
Alpharetta, GA, 30009
Telephone: +1 (678) 690-1079
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant
Class A common stock, par value $0.0001 per share
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant: 0 holders

Class A common stock, par value $0.0001 per share: 0 holders

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Jackson Acquisition Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Jackson Acquisition Company

Date:	June 23, 2023	By:	/s/ Richard L. Jackson
			Name:	Richard L. Jackson
			Title:	President and Chief Executive Officer